Deloitte LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604.669.4466
Fax: 778.374.0496
www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 12, 2014 relating to the consolidated financial statements of Primero Mining Corp., appearing in this Annual Report on Form 40-F of Primero Mining Corp. for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Accountants
March 31, 2014